Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-171301

Issuer Free Writing Prospectus, dated August 9, 2012

SPRINT NEXTEL CORPORATION

7.000% Notes due 2020

This Free Writing Prospectus relates to the 7.000% Notes due 2020 (the “Notes”) of Sprint Nextel Corporation and should be read together with the Preliminary Prospectus Supplement dated August 9, 2012 relating to the Notes. Sprint Nextel Corporation is issuing only a single tranche of notes and, accordingly, all references to the “         % Notes due 2022” throughout the Preliminary Prospectus Supplement, dated August 9, 2012, are inapplicable.

Issuer:	Sprint Nextel Corporation

Security:	7.000% Notes due 2020

Size:	$1,500,000,000 aggregate principal amount

Maturity Date:	August 15, 2020

Coupon:	7.000%

Offering Price:	100.000% of face amount

Gross Proceeds:	$1,500,000,000

Net Proceeds to Issuer (before expenses):	$1,477,500,000

Yield to Maturity:	7.000%

Spread to Treasury:	+568 basis points

Benchmark Treasury:	UST 2.625% due August 15, 2020

Ratings:*	B3/B+

Interest Payment Dates:	August 15 and February 15, commencing February 15, 2013

Make-Whole Call:	At any time, at the Treasury Rate plus 50 basis points

Change of Control Triggering Event:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued but unpaid interest to, but not including, the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated August 9, 2012 relating to the Notes).

Settlement:	(T+3) August 14, 2012

CUSIP: ISIN:	852061AR1 US852061AR17

Joint Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Goldman, Sachs & Co.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Manager:	The Williams Capital Group, L.P.

*Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Sprint Nextel Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Sprint Nextel Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement, including the accompanying prospectus, if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Barclays Capital Inc. toll free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146 and Goldman, Sachs & Co. at 1-212-902-1171.